Exhibit 3.2.1




                                  Bylaws Section 2.5
                                  as amended in 1995


Section 2.5. Election and Term of Office. At each annual meeting of shareholders, directors shall be elected to hold office until the next annual meeting, provided that if for any reason said annual meeting or an adjournment thereof is not held or the directors are not elected thereat, then the directors may be elected at any special meeting of the shareholders called and held for that purpose. The term of office of the directors shall begin immediately after their election and shall continue until the expiration of the term for which elected and until their respective successors have been elected and qualified. No person may be elected or run for reelection to the Board of Directors after having attained the age of 70 years.